SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 10, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17, boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a preliminary notice of a combined ordinary and extraordinary general meeting of shareholders to be held on April 18, 2006.

This translation has been prepared for the convenience of English-speaking readers. The original French version alone is binding.

GROUPE DANONE

French société anonyme with a share capital €132,117,595

Registered office at 17, boulevard Haussmann, 75009 Paris

Registry of Trade and Commerce of Paris: 552 032 534

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NOTICE OF MEETING

The shareholders are hereby informed that the Board of Directors has decided to call a combined extraordinary and ordinary general meeting of shareholders on Tuesday, April 18, 2006 at 3 p.m. at the Company’s registered office – 17, boulevard Haussmann, 75009 Paris.

In the likely event that a quorum is not achieved for this meeting, the shareholders will be convened a second time to meet on Thursday, April 27, 2006 at 3 p.m. at the Carousel du Louvre, 99, rue de Rivoli, 75001 Paris.

The agenda for the general meeting of shareholders is as follows:

RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY MEETING

•	Management Report of the Board of Directors.
•	Reports of the Statutory Auditors on the financial statements for the fiscal year ended December 31, 2005.
•	Special report of the Statutory Auditors on the agreements described in Article L.225-38 of the French Commercial Code (Code de commerce).
•	Approval of the statutory financial statements for the fiscal year ended December 31, 2005.
•	Approval of the consolidated financial statements for the fiscal year ended December 31, 2005.
•	Allocation of the earnings for the fiscal year ended December 31, 2005, as stated in the statutory financial accounts, and setting of dividend at €1.70 per share.
•	Approval of the agreements referred to in the special report of the Statutory Auditors.
•	Renewal of the appointment of Mr. Richard GOBLET D’ALVIELLA as director.
•	Renewal of the appointment of Mr. Christian LAUBIE as director.
•	Renewal of the appointment of Mr. Jean LAURENT as director.
•	Renewal of the appointment of Mr. Hakan MOGREN as director.
•	Renewal of the appointment as of Mr. Benoît POTIER as director.
•	Authorization granted to the Board of Directors to purchase, retain or transfer Groupe Danone shares.
•	Authorization granted to the Board of Directors to issue ordinary bonds or subordinated securities.

RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY MEETING

•	Management Report of the Board of Directors.
•	Report of the Statutory Auditors.
•	Authorization granted to the Board of Directors to increase the share capital in favor of employees who are members of a company savings plan (Plan d’Epargne Entreprise).
•	Powers to effect formalities.

The following resolutions are submitted to the vote of the general meeting of shareholders.

I.	RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY MEETING

FIRST RESOLUTION

(Approval of the statutory financial statements for the fiscal year ended December 31, 2005)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the reports of the Board of Directors and the Statutory Auditors, hereby approves the statutory financial statements for the fiscal year ended December 31, 2005, which include the balance sheet, the income statement and the notes, as presented, as well as the transactions reflected in the statutory financial statements and summarized in the reports.

SECOND RESOLUTION

(Approval of the consolidated financial statements for the fiscal year ended December 31, 2005)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the reports of the Board of Directors and the Statutory Auditors on the consolidated financial statements, hereby approves the consolidated financial statements for the fiscal year ended December 31, 2005, as presented, as well as the transactions reflected in the consolidated financial statements and summarized in the reports.

THIRD RESOLUTION

(Allocation of the earnings for the fiscal year ended December 31, 2005, as stated in the statutory financial accounts, and setting of dividend at €1.70 per share)

The general meeting of shareholders, acting under the conditions of quorum and majority required for general ordinary meetings, having reviewed the reports of the Board of Directors and the Statutory Auditors:

-	acknowledges that the earnings for the fiscal year 2005 amount to €809,932,308.20
-	acknowledges that retained earnings amount to €1,360,276,241.26
-	therefore, the available amount for the allocation of earnings amounts to €2,170,208,549.46
-	decides to allocate the total as follows:
-	an amount of €449,199,823.00 to dividends
-	an amount of €1,721,008,726.46 to retained earnings

The general meeting therefore decides to distribute a dividend of €1.70 per share on May 10, 2006. The amount distributed among the shareholders will be eligible for the 40% allowance provided in Article 158-3.2° of the French tax code (Code Général des Impôts).

In accordance with the provisions of Article L.225-210 of the French Commercial Code (Code de Commerce), the general meeting decides that the amount of the dividend corresponding to shares held by the Company on the payment date will be allocated to the “retained earnings” account.

The dividends distributed for the three previous fiscal years were as follows:

Fiscal year(1)	Number of shares	Dividend distributed	Tax credit(2)	Total dividend
2002	274,670,244	1.15	0.575	1.725
2003	267,350,986	1.225	0.6125	1.8375
2004	268,095,520	1.35	–	1.35
(1)	The figures for fiscal years 2002 and 2003 were restated to take into account the 2:1 share split on June 15, 2004.
(2)	The tax credit at a rate of 50% has been used for the purposes of this table.

FOURTH RESOLUTION

(Approval of the agreements referred to in the special report of the Statutory Auditors)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the special report of the Statutory Auditors concerning the agreements referred to in Article L. 225-38 et seq. of the French Commercial Code, acknowledges the conclusions of this report and approves the agreements described referred thereto.

FIFTH RESOLUTION

(Renewal of the appointment of Mr. Richard GOBLET D’ALVIELLA as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Richard GOBLET D’ALVIELLA as a Director for the period of three years as set in the by-laws.

Mr. Richard GOBLET D’ALVIELLA’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2008.

SIXTH RESOLUTION

(Renewal of the appointment of Mr. Christian LAUBIE as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Christian LAUBIE as a Director for the period of three years as set in the by-laws.

Mr. Christian LAUBIE’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2008.

SEVENTH RESOLUTION

(Renewal of the appointment of Mr. Jean LAURENT as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Jean LAURENT as a Director for the period of three years as set in the by-laws.

Mr. Jean LAURENT’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2008.

EIGHTH RESOLUTION

(Renewal of the appointment of Mr. Hakan MOGREN as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Hakan MOGREN as a Director for the period of three years as set in the by-laws.

Mr. Hakan MOGREN’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2008.

NINTH RESOLUTION

(Renewal of the appointment as of Mr. Benoît POTIER as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Benoît POTIER as a Director for the period of three years as set in the by-laws.

Mr. Benoît POTIER’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2008.

TENTH RESOLUTION

(Authorization granted to the Board of Directors to purchase, retain or transfer Groupe Danone shares)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of Directors, hereby authorizes the Board of Directors to purchase, retain or transfer the Company’s shares pursuant to a share repurchase program in accordance with the provisions of Articles L. 225-209 et seq. of the French Commercial Code as well as European regulation n° 2273/2003 of December 22, 2003 implemented by the European directive n° 2003/6/EC of January 28, 2003.

The purchase of the Company’s shares shall be executed for the purpose of:

➢

either the allocation of options for the purchase of shares to the Company’s employees and officers (mandataires sociaux) as well as employees and officers of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights,

➢	the free allocation of shares to employees and/or officers (mandataires sociaux) pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code,

➢	the delivery of shares upon the exercise of rights attached to securities giving right to the Company’s share capital,

➢	their delivery for payment or exchange in regards to external growth transactions, or

➢	the cancellation of shares of up to the maximum legal amount to adjust the Company’s financial structure in order to achieve the best possible balance between equity and debt.

In accordance with current regulations, the shares may be purchased, sold, exchanged and transferred by any means on the stock market or over-the-counter, including through block trades. These means may include the use of any derivative securities, traded on a regulated market or over-the-counter market, as well as the implementation of options strategies (purchase and sale of put and call options and all related combinations thereof) in accordance with the regulations of the competent market authorities.

These transactions may be executed at any time, including during a public tender offer, within the limits allowed by the applicable regulations.

Maximum purchase price:	€120
Maximum number of shares that may be purchased:	18,000,000 shares
Maximum authorized amount of purchase:	€2,160,000,000

In the event of a capital increase achieved by incorporating reserves and allocating free shares or through a stock split or a reverse stock split, the price indicated above will be adjusted by a coefficient equal to the ratio between the number of shares comprising share capital before the transaction and the number of shares existing after the transaction.

The maximum number of shares that may be purchased pursuant to this resolution shall not at any time exceed 10% of the total number of shares comprising the share capital. This limit applies to an amount of the Company’s share capital that will be adjusted, where necessary, to take into account the transactions impacting the share capital following this general meeting of shareholders. The purchases carried out by the Company shall not in any case whatsoever result in it holding, directly or indirectly by its subsidiaries, more than 10% of its share capital.

In order to implement this authorization, full powers are granted to the Board of Directors, with the right to sub-delegate, to:

-	place all orders on or off the market,
-	conclude all agreements, for purposes of, among other things, the maintenance of the share purchase and sale registries,
-	file all the necessary declarations and formalities of the Autorité des Marchés Financiers (AMF) or any other authority,
-	carry out all other formalities and take generally all necessary measures.

The Board of Directors should notify the general meeting of shareholders of the transactions carried out in application of this resolution.

This resolution voids and replaces the authorization granted by the combined general meeting of shareholders of April 22, 2005 in its 12th resolution and is granted for an 18-month period from the date of this general meeting.

ELEVENTH RESOLUTION

(Authorization granted to the Board of Directors to issue ordinary bonds or subordinated securities)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, and in accordance with article 27.I.9° of the by-laws that expressly gives the general meeting of shareholders the power to authorize such issuances, having reviewed the Board of Directors’ report, authorizes the Board of Directors to carry out, in France or abroad, the issuance of ordinary bonds or subordinated securities, with or without a fixed term of up to a maximum nominal amount of €4 billion or the exchange value of this sum expressed in other currencies.

The Board of Directors shall have full power to:

-	implement this authorization, on one or more occasions, and in the proportions, periods and conditions that it deems favorable,

-

determine the characteristics of the securities to be issued, decide upon and take all the necessary measures in carrying out any such issuances, particularly in fixing the conditions of redemption, whether in cash or in securities,

-

delegate to the Managing Director (directeur général), or with the latter’s agreement, to one or more of its Assistant Managing Directors (directeurs généraux délégués) in accordance with legal conditions, the power that was granted to it under this resolution.

This authorization is granted for a five-year period as from the date of this general meeting. However, this resolution shall become null and void in the event that the above-mentioned article 27.I.9° of the by-laws is cancelled by a resolution of a future extraordinary general meeting of shareholders.

This resolution voids and replaces the authorization granted by the Combined General Meeting of shareholders of April 22, 2005 in its 13th resolution.

II.	RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL MEETING

TWELFTH RESOLUTION

(Authorization granted to the Board of Directors to increase the share capital in favor of employees who are members of a company savings plan (Plan d’Epargne Entreprise))

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report from the Statutory Auditors, and acting in accordance with Articles L. 225-138 and L. 225-138-1 of the French Commercial Code and Articles L. 443-1 et seq. of the French Labor Code (Code du Travail), authorizes the Board of Directors to increase the Company’s share capital, at its discretion, on one or more occasions, at the times and under the conditions that it deems favorable, through the issuance of ordinary shares or securities giving access to the Company’s ordinary shares reserved for the employees who are members of a company savings plan of Groupe Danone and employees of companies or economic interest groups in which Groupe Danone holds, directly or indirectly, 10% of the share capital or voting rights.

The total amount of the increase of share capital that may be achieved immediately or in the future pursuant to this resolution may not exceed the nominal amount of €3 million. This limit is set without taking into account any future adjustments that may be carried out in order to protect the interests of the holders of the rights attached to the securities issued on the basis of this delegation, in accordance with legal and regulatory requirements.

Pursuant to this resolution, the general meeting decides to waive in favor of the beneficiaries, as defined above, the shareholders’ preferential subscription right to the ordinary shares or securities giving access to ordinary shares to be issued according to this resolution and to waive any right to the shares or other securities allocated on the basis of this delegation.

The general meeting decides to set the discount offered under the company’s savings plan at 20% of the average of Groupe Danone’s share prices listed on Eurolist of Euronext during the twenty trading sessions preceding the date of the decision setting the opening date for subscription.

The general meeting grants the Board of Directors full power in implementing this resolution, particularly in regards to:

-	determining the characteristics, the amount and terms of each issuance of shares or securities giving access to ordinary shares of the Company,

-	determining if the subscriptions may be made directly by the beneficiaries or through a collective investment undertaking,

-	determing the terms and conditions of paying up the issued securities,

-	setting the date from which the shares will carry rights to dividends and, if applicable, the date on which the securities that will be issued,

-	setting the opening and closing dates of the subscriptions and, more generally, all of the other terms and conditions of each issuance,

-

on its sole decision and if it deems necessary, charging the expenses of capital increases to the amount of the premiums associated to these increases, and deducting from this amount the sums needed to bring the legal reserve to one-tenth of the new capital after each share capital increase, and

-

acknowledging the completion of the capital increase(s) through the issuance of ordinary shares at the amount of ordinary shares actually subscribed, taking all required measures to carry out the increases of capital, completing the formalities resulting therefrom, in particular those related to the listing of the issued securities, amending the by-laws accordingly, and taking generally all necessary measures.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 22, 2005 in its 21st resolution.

THIRTEENTH RESOLUTION

(Powers to effect formalities)

The general meeting of shareholders gives full power to any bearer of an original, a copy or an excerpt of these minutes to make all legal and administrative formalities and carry out all filings and any publicity required by law.

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Every shareholder, regardless of the number of shares that he or she holds, has the right to attend the general meeting of shareholders of GROUPE DANONE or to attend the meeting by proxy or vote by mail or Internet. If the shareholder is a natural person, he or she may only be represented by his or her spouse or by another shareholder of the Company.

To attend the general meeting of shareholders of GROUPE DANONE in person or vote by mail or by proxy:

You must provide proof that you are a shareholder as follows:

a. Shareholders of registered shares must be a shareholder of record at least one day prior to date of the general meeting;

b. Shareholders of shares in bearer form must provide proof of their identity and ownership of the securities by sending the blocking certificate confirming that their securities are registered in the accounts at the date of the general meeting, issued by their bank or by any other financial institution, to the Company’s registered office (15, rue du Helder, 75439 Paris Cedex 09) or to one of the following financial establishments at least three days prior to the date of the meeting:

•	LAZARD FRERES BANQUE, 121 Boulevard Haussmann, 75008 PARIS
•	BANQUE DE NEUFLIZE, 3 Avenue Hoche, 75008 PARIS
•	CM-CIC EMETTEURS, 6 Rue de Provence, 75009 PARIS
•	SOCIETE GENERALE, 29 Boulevard Haussmann, 75009 PARIS
•	BANQUE TRANSATLANTIQUE, 26 avenue Franklin Roosevelt, 75008 PARIS
•	CREDIT DU NORD, 59 boulevard Haussmann, 75009 PARIS
•	LYONNAISE DE BANQUE, 8 Rue de la République, 69001 LYON
•	BNP PARIBAS SECURITIES SERVICES, 3 rue d’Antin, 75002 PARIS
•	FORTIS BANK, 3 Montagne du Parc, B – 1000 BRUSSELS (Belgium)
•	CACEIS CORPORATE TRUST, 14 rue Rouget de l’Ile, 92862 ISSY LES MOULINEAUX, Cedex 9
•	LOMBARD ODIER DARIER HENTSCH, 11 rue de la Corraterie, 1204 GENEVA (Switzerland)
•	BANK SARASIN & Co, 107 Freierstrasse, BASEL (Switzerland)
•	J. VONTOBEL & CIE, Bahnhofstrasse 3, ZURICH (Switzerland)
•	IXIS IS, 16-18 Rue Bertholet, 94113 ARCUEIL.

If you choose to attend the general meeting of shareholders of GROUPE DANONE

To facilitate the shareholders’ entry into the general meeting, the shareholders should obtain prior to the general meeting an admission card that they may obtain as follows:

•	Shareholders of shares in registered form should address their request to LAZARD FRERES BANQUE at the address mentioned above,
•

Shareholders of shares in bearer form should request from their financial intermediary at least three days prior to the general meeting a certificate confirming that their securities are blocked as of this date. The financial intermediary shall be responsible for forwarding this certificate to LAZARD FRERES BANQUE, which will then send the shareholder an admission card.

On the day of the general meeting, every shareholder must provide proof that he or she is a shareholder during the registration process.

If you choose to vote by mail

A voting card and proxy form will be sent to all registered shareholders.

The shareholders of shares in bearer form who choose to vote by mail may obtain from the above-mentioned financial establishments a voting card. The request should be sent by registered mail with acknowledgement of receipt and be received by these financial establishments at least six days prior to the date of the general meeting.

Votes by mail will only be counted if they are correctly filled out and received by the financial establishments or the Company at least three days prior to the date of the general meeting.

For shareholders of shares in bearer form, their votes may only be counted if the certificate confirming the blocking of their shares has been previously received according to the instructions in paragraph b above.

In the event that a proxy form or voting card is returned by a registered intermediary, the Company reserves the right to request from it the identity of the voter.

If you choose to vote by Internet

GROUPE DANONE provides its shareholders the option to vote by Internet prior to the general meeting. The terms and conditions of voting by Internet will be communicated to the shareholders at the time the notice of meeting is published in the French legal journal, the BALO.

Any shareholder who has voted by mail or by Internet may no longer attend in person or by proxy the general meeting.

If you choose to sell your shares after having locked them up and prior to the general meeting

In accordance with Article 136 of the French decree no. 67-236 of March 23, 1967, any shareholder with a blocking certificate, as indicated in paragraph b above, may nevertheless sell all or part of his or her shares during the minimum registration period for the shares in registered form or during the lock-up period for the shares in bearer form by notifying the account administrator, LAZARD FRERES BANQUE, of his or her cancellation of such registration or lock-up by 3 p.m., Paris local time, the day before the general meeting, on the sole condition that he or she has already requested an admission card, voted by mail or Internet or sent a proxy so that LAZARD FRERES BANQUE has all the information to allow it to cancel the shareholder’s vote or to modify the number of shares or votes corresponding to his or her vote.

Requests for the registration of resolutions

The requests for the registration of resolutions on the agenda of the general meeting of shareholders, presented by the shareholders who have satisfied the conditions set forth by law, must be sent to the Company within 10 days of the publication of this notice of meeting by registered mail with acknowledgement of receipt.

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 10, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer